                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                              Royal Precision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   780921-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Kenneth J. Warren, Esq.
                          5920 Cromdale Drive, Suite 1
                               Dublin, Ohio 43017
                                 (614) 766-1969
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.










                            (Page 1 of 118 Pages)

                         (Continued on following pages)

---------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 2 of 118 Pages
--------------------------                        ------------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Berenson Minella & Company, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: New York

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES          ---------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
      REPORTING        ---------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 1,231,741
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,231,741
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                             Page 3 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Berenson Minella Investment Partnership, L.P.
       No. VI
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                     (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 1,231,741
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,231,741
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                             Page 4 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Berenson Corp.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 1,231,741
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,231,741
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 5 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Minella Corp.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                        (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES          ---------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING         ---------------------------------------------------------
    PERSON WITH        10       SHARED DISPOSITIVE POWER: 1,231,741

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,231,741
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 6 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Raymond J. Minella
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                        (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 1,231,741

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,240,091
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                               Page 7 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Jeffrey L. Berenson
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                        (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 1,231,741
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
    PERSON WITH        10       SHARED DISPOSITIVE POWER: 1,231,741

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                    1,231,741
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 8 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Richard P. Johnston
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                       (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 646,309
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
    PERSON WITH        10       SHARED DISPOSITIVE POWER: 646,309
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     671,361
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON * : IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 9 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Jayne A. Johnston
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                         (b)|X|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 646,309
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 646,309

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     671,361
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON * : IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No. 780921-10-2                               Page 10 of 118 Pages
--------------------------                        ------------------------------




--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Richard P. Johnston and Jayne A. Johnston
                                 Charitable Remainder Trust #3
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: Wyoming

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 646,309
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 646,309

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 646,309
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*: OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 11 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Danny Edwards
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 526,502
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
      REPORTING       ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 526,502

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     589,052
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                             Page 12 of 118 Pages
--------------------------                        ------------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Kenneth J. Warren
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 334,031
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 334,031

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     349,354
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON * :    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 13 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: David E. Johnston
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

--------------------------------------------------------------------------------
      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 208,769
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 208,769

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     219,875
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON * : IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 14 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Ronald L. Chalmers
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|X|
                                                                        (b)|_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES         ----------------------------------------------------------
                       8        SHARED VOTING POWER: 125,261
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH           9        SOLE DISPOSITIVE POWER:
     REPORTING        ----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 125,261

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     130,814
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No.  780921-10-2                              Page 15 of 118 Pages
--------------------------                        ------------------------------



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: Lawrence Bain
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*: OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
--------------------------------------------------------------------------------

      NUMBER OF        7        SOLE VOTING POWER:
       SHARES
                       8        SHARED VOTING POWER: 12,500
    BENEFICIALLY
      OWNED BY
        EACH           9        SOLE DISPOSITIVE POWER:
REPORTING
     PERSON WITH       10       SHARED DISPOSITIVE POWER: 12,500

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     18,125
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES *      |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *: IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates: common stock, par value $.001 per share of Royal Precision, Inc. ("Common Stock")

         The name and address of the principal executive offices of the issuer:
Royal Precision, Inc., 15170 North Hayden Road, Suite 1, Scottsdale, Arizona 85260.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of a "group" as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The members of the group ("Group") are: Berenson Minella & Company, L.P., Berenson Minella Investment Partnership, L.P. No. VI, Berenson Corp., Minella Corp., Raymond J. Minella, Jeffrey L. Berenson, Richard P. Johnston, Jayne A. Johnston, Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3, Danny Edwards, Kenneth J. Warren, David E. Johnston, Ronald L. Chalmers and Lawrence Bain.

         Berenson Minella & Company, L.P. is the sole general partner of Berenson Minella Investment Partnership, L.P. No. VI. Pursuant to the Berenson Minella Investment Partnership L.P. No. VI partnership agreement, the shares of Common Stock registered in the name of Berenson Minella & Company, L.P. have been contributed to Berenson Minella Investment Partnership, L.P. No. VI.

         Berenson Corp., an S corporation owned by Jeffrey L. Berenson, and Minella Corp., an S corporation owned by Raymond J. Minella, are the general partners of Berenson Minella & Company, L.P.

         Richard P. Johnston and Jayne A. Johnston are the trustees of the Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3.


         Additional information about the members of the group is provided below.

         Berenson Minella & Company, L.P.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking
         State of Organization: Delaware


         Berenson Minella Investment Partnership, L.P. No. VI
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking
         State of Organization: Delaware


         Berenson Corp.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking
         State of Organization: Delaware

         Minella Corp.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking
         State of Organization: Delaware


         Raymond J. Minella
         Managing General Partner
         Berenson Minella & Company, L.P.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking


         Jeffrey L. Berenson
         Managing General Partner
         Berenson Minella & Company, L.P.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking


         Richard P. Johnston
         Director; Chairman of the Board
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales


         Jayne A. Johnston
         Trustee
         Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3 9651 North Pusch Ridge Place
         Tucson, Arizona 85737
         Principal Business: Investment


         Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3 9651 North Pusch Ridge Place
         Tucson, Arizona 85737
         Principal Business: Investment
         State of Organization: Wyoming

         Danny Edwards
         Director; Vice Chairman of the Board
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Kenneth J. Warren
         Attorney
         5920 Cromdale Drive, Suite 1
         Dublin, Ohio 43017


         David E. Johnston
         Vice President
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales


         Ronald L. Chalmers
         Director; Executive Vice President-Administration/Manufacturing Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales


         Lawrence Bain
         Senior Vice President/Managing Director
         EVEREN Securities, Inc.
         77 W. Wacker Drive
         Suite 3100
         Chicago, Illinois 60601
         Principal Business: Advisory and consulting services


         During the last five years, none of the above named persons has either
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In order to induce Coyote Sports, Inc. ("CSI") to enter into an Agreement and Plan of Merger (the "Merger Agreement") dated February 2, 1999 by and among the Company, CSI and RP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CSI ("RPAC"), described in more detail in Item 6 hereof, Berenson Minella & Company, L.P., Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3, Danny Edwards, Kenneth J. Warren, David
E. Johnston, Ronald L. Chalmers and Lawrence Bain each entered into a Voting Agreement with CSI, described in more detail in Item 4 hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Group was formed by Berenson Minella & Company, L.P., Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3, Danny Edwards, Kenneth J. Warren, David E. Johnston, Ronald L. Chalmers and Lawrence Bain, who collectively have beneficial ownership of 34.3% of the outstanding shares of Common Stock (each sometimes hereinafter referred to as a "Stockholder" and collectively as "Stockholders"), each entering into a voting agreement with CSI dated February 2, 1999 (collectively the "Voting Agreement").

         Pursuant to the terms of the Voting Agreement, each Stockholder agreed to (i) not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of such Stockholders shares of Common Stock or to make any offer or agreement relating to such action at any time prior to the earlier of the completion of the merger ("Merger") between the Company and RPAC contemplated by the Merger Agreement or the termination of the Merger Agreement, (ii) vote such Stockholder's shares of Common Stock in favor of approval of the Merger Agreement and the Merger, the terms thereof and each of the transactions contemplated thereby, and any matter necessary to facilitate the Merger, (iii) vote such Stockholders's shares of Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other agreement or obligation of the Company under the Merger Agreement, (iv) vote such Stockholders's shares of Common Stock against any extraordinary corporate transaction, such a merger, consolidation or any business combination involving the Company or any of its subsidiaries, (v) vote such Stockholders's shares of Common Stock against a sale, lease or transfer of a material amount of assets by the Company or its subsidiaries other than in the ordinary course of business, (vi) vote such Stockholders's shares of Common Stock against any other action involving the Company or its subsidiaries which is intended or which reasonably could be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, (vii) not solicit proxies or to become a participant in a solicitation or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (viii) not initiate a stockholders' vote or action by consent of Company stockholders with respect to another acquisition proposal or an alternative transaction, (ix) not become a member of a group (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company with respect to another acquisition proposal or alternative transaction, (x) not have discussions with any third party concerning an alternative transaction, and (xi) not permit any officer, director, employee, controlled affiliate, investment banker or other agent of the Stockholder to solicit, engage in discussions or negotiate with any person or take any other action intended or designed to facilitate the efforts of any person, other than CSI, relating to an alternative transaction, or to provide information with respect to the Company or any of the Company's subsidiaries to any person, other than Coyote, relating to a possible alternative transaction by any person, other than Coyote, or enter into any agreement with any person, other than Coyote, providing for an alternative transaction, or make or authorize any statement, recommendation or solicitation in support of any possible alternative transaction by any person, other than CSI.

         Pursuant to the Voting Agreement, each Stockholder appointed Jim Probst and J.P. McNeill or either of them as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote such Stockholder's shares of Common Stock, or to grant or not grant a consent or approval in respect of such shares, at any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances, including, without limitation, a solicitation of stockholder consents to action without a meeting, upon which the Stockholder's vote, consent or other approval is sought, in respect of any subject matter.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         Berenson Minella & Company, L.P., Berenson Minella Investment Partnership, L.P. No. VI, Berenson Corp., Minella Corp., Raymond J. Minella, Jeffrey L. Berenson, Richard P. Johnston, Jayne A. Johnston, Richard P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3, Danny Edwards, Kenneth J. Warren, David E. Johnston, Ronald L. Chalmers and Lawrence Bain as a group.


     Aggregate number of shares of Common Stock beneficially owned (including
     133,559 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                      3,218,672

     Percentage of class (1):                                                             55.5%
     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   3,085,113

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               3,085,113


Berenson Minella & Company, L.P.:

     Aggregate number of shares of Common Stock beneficially owned:                     1,231,741

     Percentage of class (1):                                                             21.7%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741


Berenson Minella Investment Partnership, L.P. No. VI:

     Aggregate number of shares of Common Stock beneficially owned:                     1,231,741

     Percentage of class (1):                                                             21.7%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741

Berenson Corp.:
     Aggregate number of shares of Common Stock beneficially owned:                     1,231,741

     Percentage of class (1):                                                             21.7%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741


Minella Corp.:

     Aggregate number of shares of Common Stock beneficially owned:                     1,231,741

     Percentage of class (1):                                                             21.7%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741


Raymond J. Minella:

     Aggregate number of shares of Common Stock beneficially owned (including
     8,350 shares which may be acquired pursuant to stock options within 60 days
     of the Group formation):                                                           1,240,091

     Percentage of class (1):                                                             21.9%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741

Jeffrey L. Berenson:
     Aggregate number of shares of Common Stock beneficially owned:                     1,231,741

     Percentage of class (1):                                                             21.7%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                   1,231,741

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                               1,231,741


Richard P. Johnston:

     Aggregate number of shares of Common Stock beneficially owned (including
     25,052 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                       671,361

     Percentage of class (1):                                                             11.8%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    646,309

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                646,309


Jayne A. Johnston:

     Aggregate number of shares of Common Stock beneficially owned (including
     25,052 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                       671,361

     Percentage of class (1):                                                             11.8%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    646,309

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                646,309

Raymond P. Johnston and Jayne A. Johnston Charitable Remainder Trust #3:

     Aggregate number of shares of Common Stock beneficially owned:                      646,309

     Percentage of class (1):                                                             11.4%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    646,309

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                646,309


Danny Edwards:

     Aggregate number of shares of Common Stock beneficially owned (including
     62,550 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                       589,052

     Percentage of class (1):                                                             10.3%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    526,502

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                526,502


Kenneth J. Warren:

     Aggregate number of shares of Common Stock beneficially owned (including
     15,323 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                       349,354

     Percentage of class (1):                                                              6.2%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    334,031

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                334,031

David E. Johnston:
     Aggregate number of shares of Common Stock beneficially owned (including
     11,106 shares which may be acquired pursuant to stock options within 60
     days of the Group formation):                                                       219,875

     Percentage of class (1):                                                              3.9%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    208,769

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                208,769


Ronald L. Chalmers:

     Aggregate number of shares of Common Stock beneficially owned (including
     5,553 shares which may be acquired pursuant to stock options within 60 days
     of the Group formation):                                                            130,814

     Percentage of class (1):                                                              2.3%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                    125,261

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                125,261


Lawrence Bain:

     Aggregate number of shares of Common Stock beneficially owned (including
     5,625 shares which may be acquired pursuant to stock options within 60 days
     of the Group formation):                                                             18,125

     Percentage of class (1):                                                              0.3%

     Number of shares subject to sole voting power:                                         0

     Number of shares subject to shared voting power:                                     12,500

     Number of shares subject to sole dispositive power:                                    0

     Number of shares subject to shared dispositive power                                 12,500


(1) Based on 5,667375 outstanding shares of Common Stock. The percent owned calculations are based on the number of shares of Common Stock outstanding plus, where appropriate, those shares subject to unexercised options which are exercisable within 60 days.

         Except as described in in this Item 5 and in Item 4 and Item 6 hereof, no member of the Group effected any transactions in Common Stock during the past 60 days.

         Danny Edwards had the following stock options: (1) an option to purchase 2, 357 shares of Common Stock for $5.50 per share which option was 100% vested and expired on November 15, 2001, (2) an option to purchase 40,193 shares of Common Stock for $6.06 per share which option was 100% vested and expired on November 15, 2001, and (3) an option to purchase 20,000 shares of Common Stock for $6.60 per share which option was 66% vested and expired on April 21, 2001. On January 28, 1999, in order to induce Mr. Edwards to enter the Voting Agreement, the Company agreed to cancel Mr. Edwards' stock options and grant new options for an equal number of shares of Common Stock which options would be immediately vested, have an exercise price of $3.19 per share and expire on January 28, 2004.

         Lawrence Bain had an option to purchase 5,625 shares of Common Stock for $13.00 per share which option was 100% vested and expired by January 2000. On January 28, 1999, in order to induce Mr. Bain to enter the Voting Agreement, the Company agreed to cancel Mr. Bain's stock option and grant a new option for an equal number of shares of Common Stock which options would be immediately vested, have an exercise price of $3.19 per share and expire on January 28, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merger Agreement.

         Upon the terms and subject to the conditions contained in the Merger Agreement, on the date on which a Certificate of Merger is filed or at such time thereafter as is provided in the Certificate of Merger (the "Effective Date"), RPAC shall be merged with and into the Company which shall be the surviving corporation in the Merger (the "Surviving Corporation"), the separate existence of RPAC shall thereupon cease, and the name of the Surviving Corporation shall by virtue of the Merger remain "Royal Precision, Inc."

         The parties intend that the Merger be a tax-free reorganization and intend to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code ("Code"). CSI intends to continue the Company's historic business or to use a significant portion of the Company's business assets in a business.

         As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any shares of Common Stock:

                           (a) All shares of Common Stock which are held by the
                  Company or any subsidiary of the Company shall be canceled.

                           (b) Except with regard to fractional shares, each
                  remaining outstanding share of Common Stock shall be converted into that number of fully paid and nonassessable shares of the Convertible Preferred Stock, $.001 par value, of CSI ("CSI Preferred Stock"), determined by dividing (i) the number of shares of CSI's Common Stock, par value $.001 per share ("CSI Common Stock"), actually issued and outstanding as of the Effective Date by (ii) the number of shares of Common Stock actually issued and outstanding as of the Effective Date, carried to four decimal places (the "Exchange Ratio").

                           (c) Each issued and outstanding share of common
                  stock, without par value, of RPAC ("Merger Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, $.001 par value, of the Surviving Corporation.

         No dividends or other distributions that are declared or made on CSI Preferred Stock will be paid to persons entitled to receive certificates representing CSI Preferred Stock pursuant to the Merger Agreement until such persons surrender their Certificates representing Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such CSI Preferred Stock shall be issued any dividends or other distributions which shall have become payable with respect to such CSI Preferred Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any cash in lieu of fractional shares or any certificate representing CSI Preferred Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the exchange agent any transfer or other taxes required by reason of the issuance of certificates for such CSI Preferred Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the exchange agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the exchange agent nor any party hereto shall be liable to a holder of shares of Common Stock for any shares of CSI Preferred Stock or dividends thereon properly delivered to a public official pursuant to any applicable escheat laws.

         No certificates or scrip representing less than one share of CSI Preferred Stock shall be issued upon the surrender for exchange of Certificates representing Common Stock. In lieu of any such fractional share, each holder of Common Stock who would otherwise have been entitled to a fraction of a share of CSI Preferred Stock upon surrender of Certificates for exchange shall be paid upon such surrender cash (without interest) in an amount equal to (x) such fractional interest multiplied by (y) the product of $6.00 multiplied by the reciprocal of the Exchange Ratio. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, CSI shall make available to the exchange agent, which shall in turn make available in accordance with the Merger Agreement, such amounts to such former stockholders.

         Each option or warrant to purchase Common Stock issued pursuant to the Royal Precision, Inc. Stock Option Plan and the FM Precision Golf Corp. 1997 Stock Option Plan, or otherwise which is outstanding as of the Effective Date (individually, an "RP Option" and, collectively, the "RP Options") shall be assumed by CSI and converted into an option or warrant (or a substitute option shall be granted) to purchase the number of shares of CSI Common Stock (rounded to the nearest whole share) equal to the number of shares of CSI Preferred Stock into which the number of shares of Common Stock subject to such RP Option would have been converted pursuant to the Merger (that is, the number of shares of Common Stock subject to such RP Option multiplied by the Exchange Ratio), at an exercise price per share of CSI Preferred Stock (rounded to the nearest penny) equal to the former exercise price per share of Common Stock under the RP Option immediately prior to the Effective Date multiplied by the reciprocal of the Exchange Ratio; provided, however, that in the case of any RP Option to which
Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code and the regulations issued thereunder. Except as otherwise provided in the applicable plan or agreement granting the RP Options, the duration, vesting and other terms of each new option to purchase shares of CSI Common Stock shall be the same as the original RP Option except that all references in the option agreement to the Company shall be deemed to be references to CSI. CSI and the Company agree to take such action as may be necessary to effectuate the foregoing provisions.

         As soon as practicable after the Effective Date, CSI shall deliver to each holder of an option to purchase CSI Common Stock a notice that accurately reflects the changes to such option contemplated by the Merger Agreement.

         Each of the Company and CSI shall take all action reasonably necessary, in accordance with applicable law and their respective certificate or articles of incorporation and by-laws, to convene a special meeting of the holders of Common Stock (the "RP Meeting") and a special meeting of the holders of CSI Common Stock (the "CSI Meeting") as promptly as practicable for the purpose of considering and taking action upon the Merger Agreement. Except as provided otherwise in the Merger Agreement, the board of directors of the Company will recommend that holders of Common Stock vote to approve the Merger and to adopt the Merger Agreement at the RP Meeting and the board of directors of CSI will recommend that holders of CSI Common Stock vote to approve an increase in the number of authorized shares of the CSI Preferred Stock and the issuance of CSI Preferred Stock pursuant to the Merger at the CSI Meeting.

         Each of CSI, RPAC and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as practicable in accordance with the terms and conditions of the Merger Agreement. CSI shall cause RPAC to perform all of its obligations in connection with the Merger Agreement.


Options Granted by Mr. Edwards to Mr. Burg.

         On December 9, 1997, Danny Edwards, in his individual capacity, conveyed to Robert G.J. Burg II two stock grant awards, each representing the equivalent of 50,000 shares of Common Stock. Mr. Burg may exercise his rights under the first stock grant award at any time prior to December 9, 2007, in whole or in part, and upon such exercise will be entitled to receive from Mr. Edwards an amount equal to the reported closing price per share of the Common Stock on the date next preceding the exercise date multiplied by the number of equivalent share rights exercised. Mr. Burg may exercise his rights under the second stock grant award at any time prior to December 9, 2007, in whole or in part, and upon such exercise will be entitled to receive from Mr. Edwards an amount equal to the excess of the reported closing price per share of the Common Stock on the date next preceding the exercise date over $8.00 per share, multiplied by the number of equivalent shares exercised. The amounts to be paid to Mr. Burg by Mr. Edwards upon exercise of either award may be paid either in cash, in shares of Common Stock owned by Mr. Edwards, or in any combination of cash and Common Stock.



                                                                                                          PAGE IN
                            ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.                                  MANUALLY SIGNED
                                                                                                          ORIGINAL
(1)       Statement Pursuant to Rule 13d-1(f)                                                                31
(2)       Voting Agreement between Coyote Sports, Inc. and Berenson Minella & Company,                       33
          L.P. dated February 2, 1999.
(3)       Voting Agreement between Coyote Sports, Inc. and Richard P. Johnston and Jayne A.                  39
          Johnston Charitable Remainder Trust #3 dated February 2, 1999.
(4)       Voting Agreement between Coyote Sports, Inc. and Danny Edwards dated February 2,                   45
          1999.
(5)       Voting Agreement between Coyote Sports, Inc. and Kenneth J. Warren dated                           51
          February 2, 1999.
(6)       Voting Agreement between Coyote Sports, Inc. and David E. Johnston dated February                  57
          2, 1999.
(7)       Voting Agreement between Coyote Sports, Inc. and Ronald L. Chalmers dated                          62
          February 2, 1999.
(8)       Voting Agreement between Coyote Sports, Inc. and Lawrence Bain dated February 2,                   67
          1999.

                                                                                                          PAGE IN
                            ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.                                  MANNUALLY SIGNED
                                                                                                          ORIGINAL
(9)       Agreement and Plan of Merger dated February 2, 1999 among Coyote Sports, Inc., RP                  72
          Acquisition Corp. and Royal Precision, Inc.
(10)      Stock Grant Award given to Robert G.J. Burg II by Danny Edwards on December 9,                    114
          1997.
(11)      Royal Precision, Inc. letter dated January 28, 1999 to Danny Edwards.                             117

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 1999


BERENSON MINELLA & COMPANY, L.P.


By:/s/ Gregg Feinstein
   -----------------------------------
Print Name:Gregg Feinstein
           ---------------------------
Title:Partner
      --------------------------------


RICHARD P. JOHNSTON AND JAYNE A. JOHNSTON       BERENSON MINELLA INVESTMENT
 CHARITABLE REMAINDER TRUST #3                     PARTNERSHIP, L.P. NO. VI



By:/s/ Richard P. Johnston                      By:/s/ Gregg Feinstein
   -----------------------------------             -----------------------------
Print Name:/s/ Richard P. Johnston              Print Name:Gregg Feinstein
           ---------------------------                     ---------------------
Title:Trustee                                   Title:Partner of GP
      --------------------------------                --------------------------


MINELLA CORP.                                   BERENSON CORP.



By:/s/ Raymond Minella                          By: /s/ Jeffrey Berenson
   -----------------------------------             -----------------------------
Print Name:Raymond Minella                      Print Name:Jeffrey Berenson
           ---------------------------                     ---------------------
Title:Shareholder                               Title:Shareholder
      --------------------------------                --------------------------




/s/ Raymond J. Minella                          /s/ Jeffrey L. Berenson
--------------------------------------          --------------------------------
Raymond J. Minella                              Jeffrey L. Berenson


/s/ Richard P. Johnston                         /s/ Jayne A. Johnston
--------------------------------------          --------------------------------
Richard P. Johnston                             Jayne A. Johnston

/s/ Danny Edwards                               /s/ Kenneth J. Warren
--------------------------------------          --------------------------------
Danny Edwards                                   Kenneth J. Warren



/s/ David E. Johnston                           /s/ Ronald L. Chalmers
--------------------------------------          --------------------------------
David E. Johnston                               Ronald L. Chalmers



/s/ Lawrence Bain
--------------------------------------
Lawrence Bain